Exhibit 1.1

Informal Translation
June 23, 2004

BY LAWS OF THE STOCK COMPANY “NATUZZI S.p.A.”

INCORPORATION - PLACE OF BUSINESS - DURATION

ARTICLE 1

     Incorporated hereby is a stock company having the name “NATUZZI S.p.A.”

ARTICLE 2

     The company has its legal headquarters in Bari, Corso Cavour No. 51. Secondary headquarters may be established or eliminated at other locations in Italy or abroad, pursuant to resolutions adopted at extraordinary meetings of the shareholders.

ARTICLE 3

     The domicile of the shareholders insofar as it concerns their relations with the Company shall be determined by the shareholders’ record.

ARTICLE 4

     The duration of the Company lasts until December 31, 2050 and may be lengthened or shortened pursuant to resolutions of an extraordinary meeting of the shareholders.

PURPOSES

ARTICLE 5

     The Company has as its purpose the production and marketing of sofas, arm chairs, furniture in general and decorative goods, as well as the production, processing and marketing of raw materials and semi-finished goods used therefor. The Company also has, as non-prevalent purposes and with regard to the companies constituting part of the group, the following activities:

•	management of the Group’s information technology, administrative and commercial systems;

•	production of hardware and software;

•	consultation and implementation of issues related to management, research and development, marketing, commercial penetration, import-export activities and other business related matters;

•	professional training services addressed to executives, managers, employees and workers;

•	planning and realization of industrial prototypes, trademark and patents, graphics and advertising;

•	the granting of financing in any form;

•	foreign exchange transactions;

•	the collection, payment and transfer of funds;

•	financial coordination; budgetary, strategic and administrative planning; coordination of purchases, product engineering and development and marketing;

•	the construction, purchase, management, licensing and leasing of industrial, commercial and production premises; and

•	the purchase, management, licensing and leasing of machinery, equipment and other tools.

Absolutely excluded are the following:

•	reserved professional activities;

•	engaging in reserved activities under Law No. 1 of 1991;

•	engaging with the public in the activities referred to in article 4, paragraph 2, of Law No. 197/91; and

•	granting of consumer credit, even if with shareholders, including grants in conformity with the provisions of the Ministry of the Treasury set forth in the Decree of September 27, 1991, published in the “Official Gazette” No. 227;

     The Company may exercise, solely within the boundaries of the Natuzzi S.p.A. Group, any activity in connection with the installation, maintenance and servicing of technical facilities and in connection with mechanical, hydraulic, thermal and electrical units, with telephone and electrical network units and with lines and transport units.

     In addition, the Company may acquire participations and interests in other companies or enterprises of any kind, in Italy or abroad, as an investment and not for trading, and may undertake all operations that the administrative body deems necessary or useful to the attainment of the purposes of the Company, including the grant of suretyships and other guaranties.

SHARE CAPITAL

ARTICLE 6

     The Company’s share capital is fifty-four million, six hundred eighty one thousand and six hundred and twenty-eight Euros (# 54,681,628) and is divided into fifty-four million, six hundred eighty one thousand and six hundred and twenty-eight (54,681,628) shares, each with a nominal value of one Euro (# 1.00).

ARTICLE 7

     Payments for the shares shall be requested by the administrative body under the terms and conditions that it deems appropriate.

ARTICLE 8

     The shareholders’ meeting may resolve to reduce the share capital, including by assignment of corporate activities to individual shareholders who request such assignment.

SHAREHOLDERS’ MEETINGS

ARTICLE 9

     The shareholders’ meeting represents all of the shareholders, and its resolutions, taken pursuant to the law and these By-Laws, bind all of the shareholders, including absent and dissenting shareholders.

     The shareholders’ meeting must be called at least once a year, and may be held outside of the legal headquarters including abroad in the countries of the EEC, Switzerland, Austria, the United States, Australia and Japan, within four months of the closing of the fiscal year or within six months therefrom if special reasons so require.

ARTICLE 10

     Each shareholder has the right to one vote per share.

ARTICLE 11

     The shareholders’ meeting is called by the administrative body pursuant to article 2366 of the Civil Code.

     Shareholders’ meetings at which are present the entire capital of the Company, the Directors and the Statutory Auditors are validly constituted even if the meetings have not been previously called.

ARTICLE 12

     All those whose names are inscribed in the record book of shareholders at least five days before the date fixed for the meeting may attend the shareholders’ meeting. Each shareholder may appoint proxies, by means of a written proxy, as prescribed by the law.

ARTICLE 13

     The shareholders’ meeting is presided over by the Chairman or the Vice Chairman of the Board of Directors, or, in their absence, by another person designated by the shareholders’ meeting.

     The President, with agreement of the meeting, nominates a Secretary. The resolutions of the shareholders’ meetings are recorded in minutes signed by the President and by the Secretary. Where required by law or when the President deems it appropriate, the minutes shall be recorded by a notary public.

ARTICLE 14

     Ordinary and extraordinary shareholders’ meetings shall deliberate with the quorums and majorities prescribed by the law.

BOARD OF DIRECTORS

ARTICLE 15

     The Company is managed by a Board of Directors composed of seven to eleven members, who are elected at the shareholders’ meeting. Directors may be elected also among non-shareholders. The Directors remain in office for three years. Directors’ terms expire and they may be replaced, in accordance with the law. The shareholders’ meeting that elects the Directors also establishes their number and their compensation for the entire duration of their mandate.

ARTICLE 16

     The Board of Directors elects, from among its members, its Chairman, if the shareholders’ meeting has not already provided therefor, and, if it deems appropriate, its Vice Chairman. The Board of Directors may delegate all or part of its powers, subject to the provisions of article 2381 of the Civil Code, to one or more of its members, who assume in such case the title of Managing Directors, and fix their powers. The Board of Directors, in addition, may nominate managers and special attorneys-in-fact. The Chairman or, in his absence, the Vice Chairman, convenes and presides over the meetings of the Board.

ARTICLE 17

     The Board of Directors is vested with the widest powers for the ordinary and extraordinary management of the Company, without exception whatsoever, and has the power to carry out all of acts that it deems appropriate for the performance and the achievement of the purposes of the Company, excluding, however, those powers that are explicitly reserved by law to the shareholders’ meeting.

     The Board of Directors therefore has the power, among others, to acquire, sell and exchange real property, to confer such property to other companies, both established and being established, to acquire participations and interests, to approve mortgage registrations, cancellations and annotations, to relinquish legal mortgages and discharge the Registrar of Real Property from liability, to settle and initiate legal proceedings, even informal mediation, in cases not forbidden by law, to authorize and to carry out transactions with banks, financial institutions and other public and private entities.

ARTICLE 18

     The Board of Directors meets any time that the Chairman, or who acts in his place, judges it necessary, at the legal headquarters or elsewhere, in Italy or abroad in the countries of the EEC, Switzerland, Austria, the United States, Australia or Japan.

     The Chairman also convenes the Board upon the request of at least one Director or of one regular member of the Board of Statutory Auditors. The convocation must be made by registered letter sent at least seven days prior to the day of the meeting and, in case of emergency, by a telegram sent at least three days before such date, to the domicile of each Director.

     In the absence of the foregoing formalities, the Board of Directors is otherwise deemed to be validly constituted if all of the Directors in office and the Board of Statutory Auditors are present. For the validity of the decisions of the Board of Directors, a favorable vote of the majority of the Directors present is required.

     If the number of the members of the Board is even, the Chairman’s vote shall prevail in case of deadlock.

     It is permissible to hold meetings of the Board by phone or video conference, so long as all participants may be identified and are allowed to hear and participate in the discussions. Such requirements shall be verified. The meeting shall be deemed to have taken place in the place where the Chairman is located. The secretary of the meeting shall be present at the same place as the President, where it is possible to redact and sign the minutes of the meeting on the appropriate corporate book.

ARTICLE 19

     To the Chairman of the Board of Directors or, if the Chairman is absent or unable to fulfill his duties, to the Vice Chairman, if named, and to the Managing Director, within the powers to him conferred, is assigned the power to bind and represent the Company including in court, with the power to bring and file legal and administrative actions and petitions at each level of jurisdiction, including petitions for revocation and remand.

BOARD OF STATUTORY AUDITORS

ARTICLE 20

     The management of the Company shall be reviewed by a Board of Statutory Auditors composed of three regular members and two alternate members.

     Statutory Auditors remain in office for three years and may be reelected for additional terms.

     The shareholders’ meeting that nominates the Statutory Auditors shall determine their compensation.

FINANCING

ARTICLE 21

     Any advancements or financings that shareholders extend to the Company, proportionally to the shares registered to their respective names, shall be considered, for all legal and fiscal purposes, exclusively gratuitous.

FINANCIAL STATEMENTS AND PROFITS

ARTICLE 22

     The fiscal year ends on December 31 of each year. At the end of each fiscal year, the administrative board prepares the financial statements to be submitted to the shareholders’ meeting.

ARTICLE 23

     Net income, less an amount equal to 5% thereof to be allocated to the legal reserve, shall be distributed among the shareholders, unless the shareholders’ meeting decides to reserve it or to carry it over, in whole or in part, to subsequent fiscal years.

ARTICLE 24

     The payment of dividends is to be effected pursuant to the terms prescribed by the shareholders’ meeting.

DISSOLUTION AND LIQUIDATION

ARTICLE 25

     Upon the occurrence, at any time and for any reason, of the dissolution of the Company, the shareholders’ meeting shall establish the formalities of liquidation, nominate one or more liquidators, and determine the powers and compensation of the liquidators.

GENERAL PROVISIONS

ARTICLE 26

     For any matters not provided for in these By-Laws, reference shall be made to the outstanding provisions of applicable law.